EX-99.(m)(i)(a)

Schedule A to the Distribution and Service Plan
as amended and restated September 17, 2020

Fund	Fee Rate (per annum of the average daily net assets of the Fund)	Commencement Date
AllianzIM U.S. Large Cap Buffer10 Apr ETF	0.25%	May 31, 2020
AllianzIM U.S. Large Cap Buffer20 Apr ETF	0.25%	May 31, 2020
AllianzIM U.S. Large Cap Buffer10 Jul ETF	0.25%	June 30, 2020
AllianzIM U.S. Large Cap Buffer20 Jul ETF	0.25%	June 30, 2020
AllianzIM U.S. Large Cap Buffer10 Oct ETF	0.25%	Sept. 30, 2020
AllianzIM U.S. Large Cap Buffer20 Oct ETF	0.25%	Sept. 30, 2020